09055897

P
3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66557

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Welton Street Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9780 Mount Pyramid Court, Suite 400
(No. and Street)

Englewood (City) CO (State) 80112 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark Quam 303-226-1479
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver, (City) CO (State) 80246 (Zip Code)

SEC Mail Processing Section
FEB 27 2009
Washington, DC
101

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Quam, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Welton Street Investments LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CRYSTAL M. DANIELS
NOTARY PUBLIC
STATE OF COLORADO
My Commission Expires 10/23/2010

Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditors' report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

To The Member
Welton Street Investments LLC
Denver, Colorado

We have audited the accompanying statements of financial condition of Welton Street Investments LLC (a limited liability company) as of December 31, 2008, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above presents fairly, in all material respects, the financial position of Welton Street Investments LLC at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion; the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hard Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 10, 2009

WELTON STREET INVESTMENTS LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 969,590
Accounts receivable, net of allowance for doubtful accounts of $2,500	4,413
Other receivables	9,643
Due from related parties	1,227
Note receivable	16,050
Prepaid expenses	154,531
Deposits	9,053
Total Current Assets	1,164,507
PROPERTY AND EQUIPMENT, at cost:	
Computer software	93,303
Computer equipment	61,777
Office furniture	4,614
Marketing equipment	5,964
Office equipment	2,648
	168,306
Less accumulated depreciation	90,851
Net property and equipment	77,455
TOTAL ASSETS	$ 1,241,962

See accompanying notes to financial statements.

LIABILITIES AND MEMBER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable	$ 16,830
Accrued expenses	207,099
Due to related party	27,087
Total Current Liabilities	251,016
MEMBER'S EQUITY	990,946
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 1,241,962

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUES:		
Commissions	$	2,959,160
Due diligence reimbursements		423,905
Other income		19,945
Interest		9,280
		3,412,290
OPERATING EXPENSES:		
Commissions		1,932,587
Payroll and related expenses		1,923,680
Marketing expense		167,714
Office expense		136,366
Travel and entertainment		108,778
Rent		96,566
Filing and registration fees		70,931
Professional fees		51,607
Depreciation		49,541
Loss on disposition of property and equipment		28,203
Advertising		27,477
Miscellaneous operating expenses		8,980
		4,602,430
NET LOSS		(1,190,140)
MEMBER'S EQUITY AT BEGINNING OF YEAR		813,649
CONTRIBUTIONS		1,367,437
MEMBER'S EQUITY AT END OF YEAR	$	990,946

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,190,140)
Adjustments to reconcile net income to net cash used for operating activities:	
Depreciation	49,541
Provision for doubtful accounts	(17,500)
Loss on disposition of property and equipment	28,203
Increase (decrease) in cash resulting from changes in:	
Accounts receivable	41,249
Other receivables	(88)
Due from related party	102,956
Prepaid expenses	(4,393)
Accounts payable	(68,818)
Accrued expenses	52,893
Due to related party	27,087
NET CASH USED FOR OPERATING ACTIVITIES	(979,010)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchase of property and equipment	(50,654)
Advances on note receivable	(803)
Deposits paid	(4,508)
NET CASH USED FOR INVESTING ACTIVITIES	(55,965)

See accompanying notes to financial statements.

CASH FLOWS FROM FINANCING ACTIVITIES:	
Contribution by member	1,367,437
NET CASH PROVIDED BY FINANCING ACTIVITIES	1,367,437
NET INCREASE IN CASH AND CASH EQUIVALENTS	332,462
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	637,128
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 969,590

Supplemental disclosure of noncash data:

During the year ended December 31, 2008, the Company reclassified $9,555 from security deposits to other receivables upon termination of a lease and in anticipation of receiving a refund of the security deposit.

See accompanying notes to financial statements.

WELTON STREET INVESTMENTS LLC

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2008

1. Summary of Significant Accounting Policies

Organization

Welton Street Investments LLC (a limited liability company) is a FINRA Member Broker/Dealer formed exclusively to provide commercial real estate professionals with the ability to offer their clients 1031 exchange advice and high quality Tenant-in-Common (TIC) Investments.

The Company is 100% owned by Welton Street Investments Group LLLP which is not a broker dealer. These financial statements reflect the assets, liabilities, income, expenses and cash flows of Welton Street Investments LLC only.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Accounts Receivable

Trade accounts receivable are stated at cost less an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. The Company's policy is not to accrue interest on accounts receivable. Accounts are written off as uncollectible at the time management determines that collection is unlikely.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of one to five years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the member in its tax return.

1. Summary of Significant Accounting Policies (Continued)

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Concentration of Revenues

The Company provides commercial real estate professionals with the ability to offer their clients 1031 exchange advice and high quality Tenant-in-Common Investments. This type of revenue stream relies heavily on an active real estate market.

Advertising Costs

Advertising costs are expensed as incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Transactions with Related Entities

The Company has advanced monies to a company that is owned by certain members of management. The balance due from this related party is $1,227 at December 31, 2008. In addition the Company has been advanced money from a company that is owned by certain members of management. The balance due to this related party is $27,087 at December 31, 2008. The Company expects repayment within the next year.

3. Note Receivable

The Company loaned money to an individual during 2007. The unsecured note accrues interest at 10% per annum and the principal and accrued interest is now past due. However, management expects full repayment. Interest income accrued on this note for the year ended December 31, 2008 was $902.

4. Retirement Plan

The Company has adopted a SIMPLE IRA plan that covers all of its employees. The Company matches the employees' contribution up to 3% of the employees' compensation, for those employees who are contributing to the plan via a salary reduction. The Company's matching contribution amounted to $13,129 for the year ended December 31, 2008.

5. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $16,734. At December 31, 2008, the Company's net capital was $718,574.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

6. Commitment

Lease Commitment

The Company incurred rental expense of $ 96,566 in 2008. Effective June, 2008, the Company had one lease for office space. Future minimum lease payments under the terms of this lease are:

2009	$ 300,514
2010	307,396
2011	260,943

7. Deferral of Financial Accounting Standards Board Interpretation No. 48 (FIN 48)

The Financial Accounting Standards Board (FASB) issued FIN 48 *Accounting for Uncertainty in Income Taxes* effective for tax years beginning after December 31, 2006. Subsequent pronouncements, specifically FASB Staff Position (FSP FIN) 48-2 and FSP FIN 48-3 delayed the effective date for pass through entities for years beginning after December 15, 2008, however, early implementation is permitted. In accordance with the provisions of FSP FIN 48-3 the Company is disclosing it is not implementing the provisions of FSP FIN 48-3 early and will recognize the effective date for years beginning after December 15, 2008.

Welton Street Investments LLC is a limited liability company and is not a taxpaying entity for federal or state income tax purposes.

SUPPLEMENTARY INFORMATION

WELTON STREET INVESTMENTS LLC

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2008

MEMBER'S EQUITY	$ 990,946
DEDUCTIONS:	
Non-allowable assets	(272,372)
NET CAPITAL	$ 718,574
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 16,734
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 251,016
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.349:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's Form X-17A-5 Part IIA filing.

WELTON STREET INVESTMENTS LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 10, 2009

To The Member
Welton Street Investments LLC
Denver, Colorado

In planning and performing our audit of the financial statements of Welton Street Investments LLC (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

WELTON STREET INVESTMENTS LLC
(SEC File No. 8-66557)

Financial Statements and Supplemental
Schedules for the Year Ended December 31, 2008
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control